Exhibit 4.44

Cnova N.V.

Remuneration Policy

CNOVA N.V.

REMUNERATION POLICY

1.                                     INTRODUCTION

Cnova N.V. (the “Company”) is required by Dutch corporate law and its articles of association to have a policy (this “Remuneration Policy”) governing the remuneration of the board of directors of the Company (the “Board”, comprising of one or more executive Directors, the “Executive Director(s)” and one or more non-executive Directors, the “Non-Executive Director(s)”, the Executive Director(s) and the Non-Executive Director(s) jointly the “Directors”) and the non-Board co-CEO(s) of the Company (the “Non-Board Co-CEO(s)”). The remuneration of Directors and the Non-Board Co-CEO(s) will be determined by the Board with due observance of this Remuneration Policy and the Company’s articles of association.

The Board has established a nomination and remuneration committee (the “Nomination and Remuneration Committee”) from among its members to assist the Board inter alia in matters relating to the remuneration of Directors and the Non-Board Co-CEO(s).

This Remuneration Policy was adopted by the Company’s general meeting of shareholders on October 30, 2014 with effect from November 20, 2014 and replaces the previous Remuneration Policy of the Company.

2.                                     GENERAL

This Remuneration Policy sets forth a remuneration structure designed to attract, retain and motivate Directors and Non-Board Co-CEO(s) with the leadership qualities, skills and experience needed to support the management and growth of the Company’s business. This Remuneration Policy aims to drive strong business performance, promote accountability, incentivize Directors and the Non-Board Co-CEO(s) to achieve short- and long-term performance goals with the objective of substantially increasing the Company’s equity value, and assure that Directors’ and the Non-Board Co-CEO(s)’s interests are closely aligned to those of the Company’s shareholders and other stakeholders.

This Remuneration Policy is intended to ensure the overall market competitiveness of the Directors’ and the Non-Board Co-CEO(s)’s remuneration packages, while providing the Board with enough flexibility to tailor its remuneration practices on a case by case basis. In determining the remuneration of Directors and the Non-Board Co-CEO(s), the Board (and the Nomination and Remuneration Committee), in its discretion, shall consider what, if any, actions shall be taken with a view to preventing conflicts of interest. In its discretion, the Board (or the Nomination and Remuneration Committee) may obtain independent advice from compensation consultants or counsel on the appropriate levels of compensation. The Nomination and Remuneration Committee shall annually review and, if deemed appropriate, recommend to the Board changes to the individual Directors’ and Non-Board Co-CEO(s)’s remuneration packages from time to time in a manner consistent with this Remuneration Policy.

3.                                     DIRECTOR AND NON-BOARD CO-CEO REMUNERATION

3.A.                          GENERAL

The remuneration for the Directors and the Non-Board Co-CEO(s) shall be determined by the Board, within the framework of this Remuneration Policy (and with respect to the remuneration for the Executive Director(s) and the Non-Board Co-CEO(s), without involvement of the Executive Director(s) and the Non-Board Co-CEO(s) in the deliberations and decision-making).

In determining the appropriate levels of compensation for each of the Directors and the Non-Board Co-CEO(s), the Board (and the Nomination and Remuneration Committee) may take into account marketplace information such as industry standards and peer group data, pre-existing arrangements, whether a Non-Executive Director is independent and the specific respective positions a Director or Non-Board Co-CEO serves on the Board, its committees and/or the Company’s executive management. The Board (and the Nomination and Remuneration Committee) may further take into account such other remuneration as may be payable to the persons covered by this policy in any capacity, whether at the level of the Company or at the level of other entities controlled by the Company or under common control with the Company, and whether payable by the Company or by entities controlled by the Company or under common control with the Company.

3.B.                          EXECUTIVE DIRECTOR AND NON-BOARD CO-CEO REMUNERATION

The remuneration package of each of the Executive Director(s) and the Non-Board Co-CEO(s) shall consist of a mix between fixed and variable remuneration and include some or all of the following components:

•                  Base salary

•                  Variable cash incentives

•                  Long-term incentive awards

•                  Pensions and benefits

•                  Severance pay

The mix of short and long-term variable components is intended to support both long-term value creation and short-term Company objectives. The Board may in its discretion include other components in an Executive Director’s or Non-Board Co-CEO’s remuneration package with due observance of this Remuneration Policy.

Annual Base Salary

The annual base salary (the fixed part of the annual cash compensation) shall be subject to annual review by the Nomination and Remuneration Committee in light of each Executive Director’s and Non-Board Co-CEO’s performance as well as the Company’s performance, and/or such other factors as the Nomination and Remuneration Committee deems appropriate. After review, the Nomination and Remuneration Committee may, if deemed appropriate, propose a base salary increase or decrease, if any, for approval to the Board, subject to the terms of any contractual compensation arrangements with the relevant Executive Director or Non-Board Co-CEO.

Variable Cash Incentives

The Executive Director(s) and the Non-Board Co-CEO(s) are eligible for an annual cash incentive award (the variable part of the annual cash compensation)[, expressed as a percentage of base salary,] based on financial and/or non-financial metrics as may be established by the Board.

An Executive Director or Non-Board Co-CEO may further be eligible for other short-term and/or long-term cash incentive awards that are intended to provide award opportunities in consideration for substantial contributions to the success of the Company and/or to promote and incentivize continued service of such Executive Director or Non-Board Co-CEO with the Company. Such cash incentive awards may be based on the satisfaction of continued-service conditions and/or achieving short-term or long-term financial or other performance objectives designated by the Board (upon recommendation of the Nomination and Remuneration Committee or at its own initiative).

With respect to all variable cash incentive awards, subject to existing contractual arrangements, the Board shall (i) set the applicable targets, objectives and/or conditions, and their respective weighting, (ii) set the maximum amount for the cash incentive, (iii) review and, if deemed appropriate, amend the applicable targets, objectives and conditions, and (iv) determine the extent to which the applicable targets, objectives and/or conditions are attained, and the final amount of the cash incentive award to vest and be paid to the relevant Executive Director or Non-Board Co-CEO. The Nomination and Remuneration Committee may make recommendations in this respect.

The Board may also award cash bonuses to an Executive Director or a Non-Board Co-CEO for specific transactions that the Board, in its discretion, deems exceptional in terms of strategic importance and effect on the Company’s results.

Omnibus Incentive Plan

The Company has adopted the Cnova N.V. 2014 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to give the Company a competitive advantage in attracting, retaining and motivating selected directors, officers, employees and consultants of the Company and its subsidiaries and affiliates, and to provide incentives for future performance of services directly linked to shareholder value.

The Omnibus Incentive Plan provides the Board (or a committee composed of Directors as designated by the Board) with the authority to award to selected individuals stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, deferred stock units or other awards that may be settled in, valued by reference to or otherwise based upon the Company’s ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of the Company’s ordinary shares may be issued pur suant to awards granted under the Omnibus Incentive Plan.

The Executive Director(s) and Non-Board Co-CEO(s) are eligible to receive awards under the Omnibus Incentive Plan as determined by the Board (or a committee composed of Directors as designated by the Board).

The Omnibus Incentive Plan provides that the Board (or a committee composed of Directors as designated by the Board) may establish performance goals as a condition for the vesting of any award under the Omnibus Incentive Plan. Such goals will be based on the achievement of specified levels or rates of one or more of the following measures:

•                  share price;

•                  earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share (whether on pre-tax, after-tax, operations or other basis) or operating earnings;

•                  return on assets or return on operating assets;

•                  total return to shareholders;

•                  ratio of debt to debt-plus-equity, net borrowing, credit quality ratings or debt ratings;

•                  market share;

•                  objective customer service measures or indices;

•                  working capital;

•                  capital expenditures;

•                  expense or expense levels, expense ratio, cost, cost control or cost savings;

•                  cash flow (before or after dividends), cash flow per share (before or after dividends), free cash flow or cash generation;

•                  gross merchandise volume, sales, net sales, unit volume, basket size or conversion rate;

•                  gross margin, gross profit, operating profit, economic profit, profit before tax net profit, pre- or after-tax net income, net income or other measure of profitability;

•                  return on capital (including return on total capital or return on invested capital) or cash flow return on investment;

•                  net asset value per share; or

•                  shareholder value added, embedded value added or economic value added,

in each case with respect to the Company or any one or more entities controlled by the Company or under common control with the Company, including divisions, business units or business segments thereof, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).

The performance goals may at any time be modified, amended or adjusted by the Board (or a committee composed of Directors as designated by the Board) in a manner consistent with the Omnibus Incentive Plan.

Pension

The Executive Director(s) and/or Non-Board Co-CEO(s) may be eligible for post-retirement income and/or other benefits, as determined by the Non-Executive Directors from time to time.

Benefits

The Executive Director(s) and/or Non-Board Co-CEO(s) may be entitled to allowances and/or benefits in kind. These allowances and benefits may comprise of elements based on general local practice (such as but not limited to a company car, contribution to health care costs, fixed annual cost allowances) or relate to specific international circumstances (such as but not limited to grossed-up costs relating to relocation, accidental and health insurance, housing, school and travel).

Severance Pay

The Executive Director(s) and/or Non-Board Co-CEO(s) may be eligible for severance pay upon termination of office or employment by the Company, as determined by the Non-Executive Directors from time to time.

3.C.                         NON-EXECUTIVE DIRECTOR REMUNERATION

Each Non-Executive Director may receive (i) cash compensation in the form of an annual retainer fee, committee membership fee, chair fee and/or meeting attendance fees, and (ii) cash or equity compensation in the form of cash or equity settled awards under the Omnibus Incentive Plan, in each case as determined by the Board. Remuneration of each Non-Executive Director is fixed and not dependent on the Company’s financial results.

4.                                     OTHER

It is the current policy of the Company that it shall not grant any personal loans and guarantees to the Directors and the Non-Board Co-CEO(s), provided that travel advances, cash advances and use of a Company-sponsored credit card in the ordinary course of business and on terms applicable to the personnel as a whole shall not be prohibited by this paragraph.